BB 3/9

SEC Mail Processing Section

FEB 27 2009

Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

09059445

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12769

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pyramid Funds Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Everett Road Extension
(No. and Street)

Albany (City) New York (State) 12205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott, Stackrow & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

314 Hoosick Street (Address) Troy (City) New York (State) 12180 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 3/16

OATH OR AFFIRMATION

I, Joseph Biondo, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Funds Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

THERESA CROOKS
Notary Public - State of New York
No. 01CR6191817
Qualified in Saratoga County
My Commission Expires Aug 25, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYRAMID FUNDS CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

SCOTT, STACKROW & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATION

TABLE OF CONTENTS

DECEMBER 31, 2008 AND 2007

Corby and Corby
AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
FAX (310) 829-3854

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

February 24, 2009

Board of Directors
NewCap Partners, Inc.
5777 West Century Blvd.
Suite 1135
Los Angeles CA 90045

In planning and performing our audit of the financial statements of NewCap Partners, Inc. as of and for the year ended December 31, 2008 in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and the Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in

the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described

in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intend solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the California Department of Corporations, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intend to be and should not be used by anyone other than these specified parties.

CORBY AND CORBY
An Accountancy Corporation

Santa Monica CA
February 24, 2009

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

We have audited the accompanying balance sheets of Pyramid Funds Corporation as of December 31, 2008 and 2007, and the related statements of income (loss) and comprehensive income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Funds Corporation as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Scott, Stackrow & Co., CPAs, P.C.

Troy, New York
February 24, 2009

PYRAMID FUNDS CORPORATION
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Current Assets		
Cash and cash equivalents	$ 6,761	$ 8,667
Accounts receivable - net of allowance for uncollectible accounts of $0 and $0, respectively	52,222	112,805
Investments - marketable equity securities	150,268	267,219
Prepaid expenses	2,785	3,459
Other receivables	429	477
Total Current Assets	212,465	392,627
Property and Equipment		
Furniture and fixtures	93,699	89,090
Less: Accumulated depreciation	83,420	80,576
Property and Equipment, net	10,279	8,514
Other Assets		
Loans receivable - related companies	6,177	6,522
Officer loan	20,301	58,607
	26,478	65,129
TOTAL ASSETS	$ 249,222	$ 466,270

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Current Liabilities		
Line of credit	$ 1,382	$ 60,000
Accounts payable	44,099	48,372
Accrued payroll	1,598	12,896
Other current liabilities	300	225
Total Current Liabilities	47,379	121,493
Long-Term Liabilities		
Loan payable - related companies	3,796	3,796
Total Liabilities	51,175	125,289
Stockholders' Equity		
Common stock - no par value, 200 shares authorized 56.66 shares issued and outstanding	5,000	5,000
Retained earnings	258,419	279,372
Unrealized gain (loss) on marketable equity securities	(54,862)	67,119
Less: Treasury stock, 53.34 shares at cost	(10,510)	(10,510)
Total Stockholders' Equity	198,047	340,981
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 249,222	$ 466,270

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Income		
Commission income	$ 633,645	$ 744,866
Interest, dividends and capital gains	4,502	10,090
Gain (loss) on sale of marketable securities	0	18,018
Management fee income	57,500	20,000
Miscellaneous income	0	35,000
Gain (loss) on sale of asset	0	(521)
Total Income	695,647	827,453
Operating Expenses		
Payroll expense	119,899	142,327
Payroll expense - officers	181,642	186,246
Payroll tax expense	25,036	25,918
Commissions	74,045	103,221
Group medical/dental	40,659	46,761
Office	81,082	72,143
Retirement plan	30,000	30,000
Meals and entertainment	17,872	12,061
Travel promotion	18,127	31,204
Repairs and maintenance	10,617	3,144
Vehicle expense	47,196	42,792
Professional fees	9,906	11,322
Utilities and telephone	7,123	6,282
Advertising	1,450	0
Rent	15,000	30,000
Depreciation/amortization	2,844	12,918
Interest	886	0
License fee	5,333	4,890
Insurance	13,200	6,417
Contributions	1,393	2,640
Dues and subscriptions	4,451	5,387
Miscellaneous	8,539	7,850
Total Operating Expenses	716,300	783,523
Net Income (Loss) Before Provision for Taxes	(20,653)	43,930
Income Tax Expense	300	225
Net Income (Loss)	(20,953)	43,705
Other Comprehensive Income		
Unrealized gain (loss) on available for sale securities	(121,985)	(6,522)
Comprehensive Income	($ 142,938)	$ 37,183
Accumulated Comprehensive Income, Beginning	$ 67,119	$ 73,641
Other Comprehensive Income (loss)	(121,981)	9,771
Reclassification adjustment for realized gain	0	(16,293)
Accumulated Comprehensive Income, Ending	($ 54,862)	$ 67,119

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Retained Earnings, Beginning	$ 279,372	$ 283,667
Net Income (Loss)	(20,953)	43,705
Shareholder distribution	0	(48,000)
Retained Earnings, Ending	$ 258,419	$ 279,372

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows From Operating Activities		
Net income (loss)	($ 20,953)	$ 43,705
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	2,844	12,918
(Gain) loss on sale of marketable securities	0	(16,293)
Loss on sale of assets	0	521
(Increase) decrease in:		
Accounts receivable	60,582	97
Prepaid expenses	674	(918)
Other receivables	48	(477)
Increase (decrease) in:		
Accounts payable	(4,272)	(4,283)
Accrued payroll	(11,298)	3,475
Other current liabilities	75	(27,362)
Net Cash Provided by Operating Activities	27,700	11,383
Cash Flows From Investing Activities		
Purchase of marketable securities	(5,030)	(72,080)
Proceeds from sale of marketable securities	0	62,866
Proceeds from sale of assets	0	9,000
Purchase of property and equipment	(4,609)	0
Loan receivable - related companies	344	11,491
Loan payable - related companies	0	3,796
Officer loan	38,307	(33,855)
Net Cash Provided (Used) by Investing Activities	29,012	(18,782)
Cash Flows From Financing Activities		
Proceeds (repayment) of line of credit	(58,618)	60,000
Shareholder distribution	0	(48,000)
Net Cash Provided (Used) by Financing Activities	(58,618)	12,000
Net Increase (Decrease) in Cash and Cash Equivalents	(1,906)	4,601
Cash and cash equivalents - January 1	8,667	4,066
Cash and cash equivalents - December 31	$ 6,761	$ 8,667

Supplemental Disclosures of Cash Flow Information

	2008	2007
Cash paid during the year for:		
Interest	$ 886	$ 0
Taxes	300	225

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Pyramid Funds Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides brokerage services for mutual funds and annuities from its location in Albany, New York.

Marketable Equity Securities

The Company's marketable securities consist of equity securities that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date.

Since the Company does not intend to sell these securities in the near term, they are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses reported as a separate component within the stockholders' equity section of the balance sheets. Realized gains and losses on all marketable securities are determined by specific identification and are charged or credited to current earnings.

Income Taxes

The Company reports income for tax purposes on the cash basis.

The Company has elected, effective January 1, 1996, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the shareholders are liable for federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision for liability except New York minimum franchise tax has been included in the financial statements.

Depreciation

Depreciation expense related to furniture, equipment and improvements is calculated using straight-line and accelerated methods over their estimated useful lives.

Accounts Receivable

Accounts receivable are presented at face value, net of the allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income and is

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable (Continued)

maintained at a level believed adequate by management to absorb estimated bad debts based on current economic conditions.

Property and Equipment

Property and Equipment are stated at cost. Major expenditures for property acquisitions and those expenditures which substantially increase useful lives are capitalized. Expenditures for maintenance, repairs and minor replacements are expensed as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation or amortization is removed from the accounts and resulting gains or losses are included in income.

Cash Equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft position, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Compensated Absences

Employees of the Company are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when paid to employees.

NOTE 2 – RELATED PARTY TRANSACTIONS

Various amounts have been advanced to/from the Company's officers and other businesses owned by the shareholders. There is no set repayment schedule and interest has been provided at various rates. The net amount due from officers and other businesses at December 31, 2008 and 2007 is $22,682 and $61,333, respectively.

The Company rents its facility on a month to month basis from a corporation owned by shareholders of the Company. Rent paid for 2008 and 2007 is $15,000 and $30,000, respectively.

The Company received management fees income from companies owned by the shareholders. Income for 2008 and 2007 was $57,500 and $20,000, respectively.

NOTE 3 – MARKETABLE EQUITY SECURITIES

Investments classified as available for sale are carried at fair value and consist of the following at December 31, 2008:

	Cost	Market
4,731.643 - Jennison Conservative Growth Fund Cl L	$ 25,740	$ 23,942
3,682.820 - SunAmerica Tax Managed EQ Fund A	62,866	31,967
703.996 shares - SunAmerica Focused Small-Cap CI A	8,861	7,054
1,000 shares - Walt Disney Co. (Dis.)	17,511	22,690
1,000 shares - General Electric Co. (GE)	23,991	16,200
250 shares - Intl. Business Machs (IBM)	19,809	21,040
500 shares - Weight Watchers Intl., Inc. (WTW)	21,861	14,710
62 shares - CSX Corp.	2,289	2,013
340 shares - Garmin Ltd.	17,200	6,518
76 shares - Citadel Broadcasting Com	0	12
1,800 shares - Ford Motor Co.	5,014	4,122
Total	$ 205,142	$ 150,268

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of:

	2008		2007	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Furniture and fixtures	$ 35,307	$ 31,628	$ 35,307	$ 30,808
Equipment	40,878	34,389	36,269	32,365
Leasehold improvements	17,514	17,403	17,514	17,403
Total	93,699	$ 83,420	89,090	$ 80,576
Less: Accumulated depreciation	83,420		80,576	
Property and Equipment, net	$ 10,279		$ 8,514	

Depreciation and amortization amounted to $2,844 and $12,918 for the years ended December 31, 2008 and 2006, respectively.

NOTE 5 – OPERATING LEASE

The Company rents its office facility on a month to month basis. Total rents paid for the facility during 2008 and 2007 were $15,000 and $30,000, respectively. See Note 2.

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees who have one year of service and who are 21 years of age. Contributions are determined annually by the board of directors and may range from 0.00% - 25.0%. Contributions for the years ended December 31, 2008 and 2007 were $30,000 and $30,000, respectively.

NOTE 7 - CLIENT DISBURSEMENT ACCOUNT

The Company maintains a special bank account for the exclusive benefit of the customers of the Company, through which all transactions between the Company and its customers are effectuated. The special bank account had a bank balance of $0 and $0 at December 31, 2008 and 2007, respectively, and a book balance of $0 at December 31, 2008 and 2007.

NOTE 8 – LINE OF CREDIT

The Company has available a line of credit with First Niagara Bank which provides for borrowings up to $60,000 at prime rate, currently 3.25%. The note is unsecured and guaranteed by the shareholders of the Company. Balance due at December 31, 2008 and 2007 was $1,382 and $60,000, respectively.

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

Our report on our audits of the basic financial statements of Pyramid Funds Corporation for 2008 and 2007 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report on Schedules I through VIII, inclusive, is presented for the purpose of additional analysis and as required by Rule 17a-5 of the Securities and Exchange Commission, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott, Stackrow & Co., CPAs, P.C.

Troy, New York
February 24, 2009

PYRAMID FUNDS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

SCHEUDLE I

ASSETS

Assets	
Cash	$ 6,761
Accounts receivable	52,222
Investments - marketable securities, at market value	150,268
Prepaid expenses	2,785
Loans receivable - related companies	6,177
Property and equipment, net of depreciation	10,279
Other receivables	429
Officer loan	20,301
TOTAL ASSETS	$ 249,222

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Line of credit	$ 1,382
Accounts payable	44,099
Accrued payroll	1,598
Other current liabilities	300
Loan payable - related companies	3,796
Total Liabilities	51,175
Stockholders' Equity	
Common stock	5,000
Retained earnings	203,557
Total	208,557
Less: Treasury stock	(10,510)
Total Stockholders' Equity	198,047
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 249,222

PYRAMID FUNDS CORPORATION
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE II

Revenues	
Commissions	$ 633,645
Interest and dividends	4,502
Management fee income	57,500
Gain (Loss) - realized and unrealized on firm securities investment account	(121,981)
Total Revenues	573,666
Operating Expenses	
Payroll	315,323
Commissions	74,045
Other expenses	327,232
Total Expenses	716,600
Net Income (loss)	($ 142,934)

PYRAMID FUNDS CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

SCHEDULE III

Total ownership equity from statement of financial condition	$ 198,047
Total non-allowable	(86,007)
Net capital before haircuts on securities positions	112,040
Haircuts on trading securities	(22,640)
Net Capital	$ 89,400

PYRAMID FUNDS CORPORATION
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2008

SCHEDULE IV

	Capital Stock	Retained Earnings	Treasury Stock	Total
STOCKHOLDERS' EQUITY				
Balance, January 1, 2008	$ 5,000	$ 346,491	($ 10,510)	$ 340,981
Add: Net income (loss)		(142,934)		(142,934)
Less: Shareholder distribution	0	0	0	0
Balance, December 31, 2008	$ 5,000	$ 203,557	($ 10,510)	$ 198,047
NET CAPITAL COMPUTATION				
Balance, December 31, 2008 (above)	$ 5,000	$ 203,557	($ 10,510)	$ 198,047
Less: Non-allowable Equity:				
Accounts receivable	0	(46,036)	0	(46,036)
Fixed assets, net	0	(10,279)	0	(10,279)
Deferred loans receivable	0	(26,478)	0	(26,478)
Other assets	0	(3,214)	0	(3,214)
Qualified Equity	5,000	117,550	(10,510)	112,040
Less: Haircut on trading securities:				
Investments at market value:				
Common Stocks (87,305 x 15%)	0	(13,096)	0	(13,096)
Mutual Funds (62,963 x 15%)	0	(9,444)	0	(9,444)
Money Market (3,970 x 2%)	0	(79)	0	(79)
Undue Concentration	0	(21)	0	(21)
	$ 5,000	$ 94,910	($ 10,510)	$ 89,400

PYRAMID FUNDS CORPORATION **SCHEDULE V**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2008

Minimum net capital requirement (6-2/3% of $51,175)	$ 3,412
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	25,000
Net Capital Requirement	$ 25,000
Excess net capital	$ 64,400
Excess net capital at 100% (net capital less 10% of total liabilities)	$ 84,282

Computation of Aggregate Indebtedness

Total Liabilities	$ 51,175
Percentage of aggregate indebtedness to net capital $51,175/89,400	0.5724

PYRAMID FUNDS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE VI

Balance, Beginning of Year	$ 340,981
Net Income (loss)	(142,934)
Shareholder distribution	0
Balance, End of Year	$ 198,047

PYRAMID FUNDS CORPORATION
STATEMENT OF CASH FLOWS WITH SECURITY INVESTMENTS STATED AT MARKET VALUE
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE VII

Cash Flows From Operating Activities	
Net income (loss)	($ 142,934)
Non cash items included in net income (loss)	
Loss on sale of mareketable security	121,981
Depreciation	2,844
(Increase) decrease in receivables/prepaid expenses	61,304
Increase (decrease) in payables	(15,495)
Net Cash Provided by Operating Activities	27,700
Cash Flows From Investing Activities	
Purchase of fixed assets	(4,609)
Increase in loan receivable	344
Purchase of marketable securities	(5,030)
Officer loan	38,307
Net Cash Provided by Investing Activities	29,012
Cash Flows From Financing Activities	
Proceeds (repayment) of line of credit	(58,618)
Net Increase (Decrease) in Cash and Cash Equivalents	(1,906)
Cash and cash equivalents - January 1	8,667
Cash and cash equivalents - December 31	$ 6,761

PYRAMID FUNDS CORPORATION
NOTES TO FORM X-17A-5 (FOCUS REPORT)
DECEMBER 31, 2008

SCHEDULE VIII

NET CAPITAL REQUIREMENTS

The quarterly unaudited Form X-17A-5, Focus Report, Part II prepared by Pyramid Funds Corporation for the period ending December 31, 2008 was compared with the audited report at December 31, 2008. Differences resulted from year end adjusting entries.

Pursuant to provisions of Section O of the Securities Investors Act of 1970, as amended, Pyramid Funds Corporation has, as its collection agent the Financial Industry Regulatory Authority, and has a certificate of exclusion from the membership (Form S.I.P.C.-3). It is our opinion that the filing of Form S.I.P.C.-3 on January 2, 1980, is a continuous election and Pyramid Funds Corporation, in regard to its 2005 operation, continued to operate in accordance with its exclusion under Section 3(a)2 of the Securities Investors Act of 1970.

NOTE 1 - MARKETABLE SECURITIES

Investments are carried at market value as required by the Financial Industry Regulatory Authority.

Investments consist of the following:

	Cost	Market Value
4,731.643 shares - Jennison Conservative Growth Fund Cl L	$ 25,740	$ 23,942
3,682.820 shares - SunAmerica Tax Managed EQ Fund A	62,866	31,967
703.996 shares - SunAmerica Focused Small - Cap CI A	8,861	7,054
1,000 shares - Walt Disney Co.	17,511	22,690
1,000 shares - General Electric Co.	23,991	16,200
250 shares - Intl. Business Machs	19,809	21,040
500 shares - Weight Watchers Intl., Inc.	21,861	14,710
62 shares - CSX Corp.	2,289	2,013
340 shares - Garmin Ltd.	17,200	6,518
76 shares - Citadel Broadcasting Com	0	12
1,800 shares - Ford Motor Co.	5,014	4,122
Total	$ 205,142	$ 150,268

NOTE 2 - RECONCILIATION OF ORIGINAL FOCUS REPORT FOR DECEMBER 31, 2008 TO AUDITED REPORT

The differences between the Focus report originally filed for the quarter ended December 31, 2008 and the audited Focus report are as follows:

ASSETS

	Focus Report	Audited Finances	Variance	Explanation
Cash	$ 6,762	$ 6,761	($ 1)	Rounding
A/R	52,222	52,222	0	
Other A/R	0	429	429	Year-end adjustments
Securities	150,268	150,268	0	
Property	5,682	10,279	4,597	Year-end reclassification and depreciation adjustment
Prepaid expenses	0	2,785	2,785	Year-end adjustment
Loan receivable related company	18,102	6,177	(11,925)	Year-end adjustments
Officer loan	10,571	20,301	9,730	Year-end adjustments
TOTAL ASSETS	$ 243,607	$ 249,222	$ 5,615	

NOTE 2 - RECONCILIATION OF ORIGINAL FOCUS REPORT FOR DECEMBER 31, 2008 TO AUDITED REPORT (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 50,875	$ 44,099	($ 6,776)	Year-end adjustment
Accrued payroll	0	1,598	1,598	Year-end payroll accrual adjustment
Other current liabilities	0	5,478	5,478	Intercompany loans, line of credit
Total Liabilities	50,875	51,175	300	
Prior Retained Earnings	295,072	346,491	51,419	Year-end adjustment
Profit & Loss	(96,830)	(142,934)	(46,104)	Net Profit & Loss effect of Adjusting Journal Entries
Distributions	0	0	0	Reclassification of distributions
Total Retained Earnings	198,242	203,557	5,315	
Common Stock	5,000	5,000	0	
Treasury Stock	(10,510)	(10,510)	0	
Total Equity	192,732	198,047	5,315	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 243,607	$ 249,222	$ 5,615	

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY
SEC RULE 17a-5**

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

In planning and performing our audit of the financial statements of Pyramid Funds Corporation, as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify and deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Scott, Stackrow & Co., CPAs, P.C.

Troy, New York
February 24, 2009